X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2004 MAY -5 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04024782

DELIVERED BY MAIL

April 21, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop ~~3-9~~ 3-2
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated April 21, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

encls

dw 5/5

X-Cal Resources Ltd.

TSX/XCL **April 21, 2004**

News Release

X-CAL FILES
MILL CREEK TECHNICAL REPORT

X-Cal Resources Ltd. has filed a technical report on its 100%-owned Mill Creek Gold Property to SEDAR, in compliance with National Instrument (NI) 43-101. The Mill Creek Report, prepared by Richard R. Redfern, M.Sc., C.P.G., will be available on SEDAR and on the Company's website www.x-cal.com.

X-Cal is beginning a drill program this month at the Mill Creek Gold Property, which is located in Lander County, Nevada, on the Battle Mountain Trend (see the Company's press release dated April 7, 2004). X-Cal's property is located within an area known as the "Cortez Joint Venture Area" (CJV) where Placer Dome Inc. operates the Cortez and Pipeline Gold Mines. Placer Dome has recently announced a new discovery named "Cortez Hills" in this area.

•••••••

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*